Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESIGNATION OF EXECUTIVE DIRECTOR

The board of directors (the “Board”) of XPeng Inc. (the “Company”) announces that Mr. Heng Xia (“Mr. Xia”) has tendered his resignation as an executive director of the Company to the Board with effect from November 30, 2022, due to the Company’s recent organizational restructuring and Mr. Xia’s personal reasons. Following his resignation, Mr. Xia remains as the president of the Company.

Mr. Xia has confirmed that he has no disagreement with the Board and there are no matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Xia for his valuable contribution to the Company during his tenure of service as an executive director of the Company.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, November 30, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only

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